UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

 06 November 2026

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Diageo Plc
LEI: 213800ZVIELEA55JMJ32

Results of Annual General Meeting

At the Annual General Meeting of Diageo plc held on 5 November 2026 (the “AGM”), all resolutions contained in the Notice of Annual General Meeting 2026 were passed.

The results of the poll held at the AGM are as follows:

	*Special Resolutions	VOTES FOR	% FOR	VOTES AGAINST	% AGAINST	VOTES WITHHELD	ISSUED SHARE CAPITAL VOTED
1)	Report and accounts 2026	1,757,351,648	99.18	14,499,702	0.82	7,840,206.00	1,771,851,350
2)	Directors' remuneration report 2026	1,742,072,493	97.92	36,986,700	2.08	883,013.00	1,779,059,193
3)	Directors' remuneration policy	1,714,803,894	96.57	60,948,858	3.43	4,197,022.00	1,775,752,752
4)	Declaration of final dividend	1,777,567,713	99.91	1,568,116	0.09	556,413.00	1,779,135,829
5)	Appointment of Sir Dave Lewis as a director	1,768,844,901	99.43	10,174,311	0.57	618,326.00	1,779,019,212
6)	Appointment of R. Alexandra ('Alex') Keith as a director	1,775,012,235	99.79	3,692,686	0.21	937,945.00	1,778,704,921
7)	Re-appointment of Melissa Bethell as a director	1,771,870,667	99.62	6,821,466	0.38	965,677.00	1,778,692,133
8)	Re-appointment of Karen Blackett as a director	1,773,083,366	99.68	5,629,751	0.32	940,801.00	1,778,713,117
9)	Re-appointment of Julie Brown as a director	1,774,010,960	99.74	4,568,305	0.26	946,825.00	1,778,579,265
10)	Re-appointment of Valérie Chapoulaud-Floquet as a director	1,772,980,481	99.68	5,695,588	0.32	975,613.00	1,778,676,069
11)	Re-appointment of Nik Jhangiani as a director	1,763,630,741	99.21	14,106,923	0.79	1,851,690.00	1,777,737,664
12)	Re-appointment of Susan Kilsby as a director	1,734,217,995	97.50	44,443,786	2.50	947,829.00	1,778,661,781
13)	Re-appointment of Sir John Manzoni as a director	1,700,983,724	95.63	77,739,834	4.37	866,620.00	1,778,723,558
14)	Re-appointment of John Rishton as a director	1,776,148,013	99.86	2,492,192	0.14	951,137.00	1,778,640,205
15)	Re-appointment of Ireena Vittal as a director	1,765,468,759	99.26	13,178,889	0.74	942,506.00	1,778,647,648
16)	Re-appointment of Auditor	1,704,007,223	95.78	75,035,807	4.22	632,884.00	1,779,043,030
17)	Remuneration of Auditor	1,755,418,240	98.66	23,761,850	1.34	605,516.00	1,779,180,090
18)	Authority to make political donations and/or to incur political expenditure	1,715,928,643	96.89	55,053,490	3.11	8,703,577.00	1,770,982,133
19)	Authority to allot shares	1,657,239,610	93.16	121,583,913	6.84	824,887.00	1,778,823,523
20)	Amendment of the Diageo 2023 Long Term Incentive Plan	1,716,829,209	96.53	61,759,532	3.47	1,099,477.00	1,778,588,741
21)	Disapplication of pre-emption rights*	1,688,777,821	95.18	85,589,771	4.82	5,303,058.00	1,774,367,592
22)	Additional disapplication of pre-emption rights*	1,614,563,623	90.80	163,609,260	9.20	1,500,851.00	1,778,172,883
23)	Authority to purchase own ordinary shares*	1,773,824,101	99.83	3,102,158	0.17	2,545,759.00	1,776,926,259
24)	Adoption of new articles of association*	1,760,341,256	98.99	17,963,821	1.01	1,166,533.00	1,778,305,077
25)	Reduced notice of a general meeting other than an AGM*	1,696,070,489	95.36	82,444,071	4.64	934,578.00	1,778,514,560

On 3 November 2026, there were 2,227,591,734 ordinary shares (excluding treasury shares) in issue. In accordance with Listing Rule 6.4.2R, copies of the resolutions passed as special business at the AGM have been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

James Edmunds
Deputy Company Secretary
6 November 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 06 November 2026

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary